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                                                                  Exhibit (b)(4)

                                 NORTHERN FUNDS
                          (A DELAWARE STATUTORY TRUST)

                             BY-LAW AMENDMENT NO. 3
                             ADOPTED APRIL 27, 2004

                                   ARTICLE IV

                                    OFFICERS

                                      * * *

     Section 2. Term of Office and Qualifications. Except as stated in the next sentence, a Trustee shall retire and cease to serve as a Trustee as of the last day of the calendar year in which the Trustee attains the age of seventy-two years. A Trustee who also serves as an audit committee financial expert for the Trust shall cease to serve as a Trustee as of the last day of the calendar year in which the Trustee attains the age of seventy-three years.